Givaudan

08000866

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 19 February 2008
RG/rmj7376
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Full Year Results 2007	19 February 2008	I
Annual Report 2007	19 February 2008 (Internet)	D

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED

FEB 26 2008

THOMSON FINANCIAL

Givaudan SA

P. de Rougemont R. Zellweger

Enclosures mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

Givaudan

Media Release

Full Year 2007 Results
Givaudan delivers good operating performance - Integration ahead of plan

- Sales in local currencies up 42.2% to CHF 4,132 million
- Pro forma sales up 4.0% in local currencies excluding product streamlining
  - Fragrances 3.9% growth
  - Flavours 4.2% growth excluding product streamlining
- EBITDA in pro forma comparable terms CHF 911 million, resulting in a margin improvement to 20.9% from 19.7%
- Earnings per share CHF 13.26
- Adjusted earnings per share CHF 63.48
- Proposed dividend increase to CHF 19.50 from CHF 18.80
- Integration of Quest International ahead of plan, CHF 50 million savings achieved

Geneva, 19 February 2008. In 2007, Givaudan's total sales increased to CHF 4,132 million from CHF 2,909 million in the previous year. This resulted in a growth of 42.2% in local currencies and 42.0% in Swiss francs. These sales include the acquisition of Quest International as of 2 March 2007.

On a pro forma basis - which reflects the combined activity of Givaudan and Quest International and assumes that the acquisition had taken place on 1 January 2006 – and excluding flavour portfolio streamlining, sales increased by 4.0% in local currencies and Swiss francs demonstrating a good momentum of the combined business. Including the streamlining effect, sales increased 2.8% in local currencies and Swiss francs.

The Fragrance Division recorded sales of CHF 1,899 million, which represents a growth of 54.9% in local currencies and 55.3% in Swiss francs. In pro forma terms, sales growth was 3.9% in local currencies and 4.2% in Swiss francs. This above-market growth was based on an excellent performance of the Consumer Products business unit in all regions and the strong sales growth of speciality ingredients, while Fine Fragrance sales declined slightly against strong comparables in 2006.

The Flavour Division reported sales of CHF 2,233 million, representing a growth of 33.0% in local currencies and 32.4% in Swiss francs. In pro forma terms and excluding the streamlining impact, sales growth was 4.2% in local currencies and 3.9% in Swiss francs. Including this effect, sales growth was 1.8% in local currencies and 1.5% in Swiss francs. The streamlining of commodity ingredients impacted sales by CHF 52 million, which includes the closure of the US-based New Milford site.

On a comparable basis, EBITDA in pro forma terms increased to CHF 911 million from CHF 838 million, translating into an EBITDA margin improvement from 19.7% to 20.9%. This reflects the first positive effects from integration savings, which amounted to CHF 50 million since the acquisition date. In an environment of raw material price increases, profitability of the underlying business could be sustained thanks to an improved product mix, selling price increases, and tight cost control combined with efficiency gains.

Net profit after tax declined to CHF 94 million from CHF 412 million, impacted substantially by CHF 328 million of integration costs and amortisation of acquisition related intangible assets as well as a one-off, non cash tax adjustment of CHF 28 million. Excluding the above mentioned items the adjusted earnings per share was CHF 63.48. Actual earnings per share declined to CHF 13.26 compared to CHF 58.62 in 2006. As a consequence of the acquisition financing, net debt increased to CHF 2,621 million and the leverage ratio increased from 21% to 43%.

Based on this result, the Board of Directors will recommend to the Annual General Meeting on 26 March 2008 in Geneva to increase the ordinary dividend to CHF 19.50 from CHF 18.80 in 2006. This is the seventh consecutive rise in dividend payout since Givaudan's spin-off in 2000.

Integration of Quest International

In addition to delivering a good operating performance, Givaudan successfully achieved a fast and seamless integration progress. This translated into CHF 50 million savings, which exceeded the original plan without incurring any significant business disruptions. A large number of commercial offices as well as creation and application sites were combined rapidly.
By July, a new organisation was in place, allowing our customers to receive the best possible service from the new combined company. In addition, the integration provided a unique opportunity to significantly improve the efficiency of the organisation in order to service our customers and support long term, sustainable growth.

Givaudan is now equipped with an industry unique, diversified global creative network, supported by enhanced consumer understanding tools and the industry's largest pool of resources and talent, invested into research and development. This innovation platform can be

leveraged on a global basis in the most relevant way so that unmatched and successful products can be developed in partnership with our clients.

Outlook

For the full year 2008, Givaudan is confident to grow its sales, in line with the market, excluding the ongoing product streamlining and the divestiture of the St. Louis facility in the USA.

The company will apply its successful profitability improvement strategy to the new, combined portfolio by streamlining lower value adding products. In 2008, these streamlining activities and the divestiture of St. Louis are expected to amount to CHF 114 million.

Givaudan is confident to achieve the savings target of CHF 200 million with total projected integration costs of CHF 440 million. The first integration achievements have reinforced Givaudan's confidence that the combined capabilities and talents offer a unique platform for accelerated growth and performance improvement. The company is well positioned to grow again above market beginning in 2009 and to reach pre-acquisition margin levels by 2010.

Key Figures in actual terms

in Mio CHF except per share data	2007	2006
Group sales	4,132	2,909
Fragrance sales	1,899	1,223
Flavour sales	2,233	1,686
Gross profit	1,941	1,436
as % of sales	*47.0%*	*49.4%*
EBITDA 1)	680	628
as % of sales	*16.5%*	*21.6%*
Operating profit	322	514
as % of sales	*7.8%*	*17.7%*
Net income	94	412
as % of sales	*2.3%*	*14.2%*
Earnings per share (basic)	13.26	58.62

in Mio CHF	31 December 2007	31 December 2006
Current assets	*2,242*	*1,920*
Non-current assets	*5,656*	*2,780*
Total Assets	7,898	4,700
Current liabilities	*1,013*	*619*
Non-current liabilities	*4,202*	*1,285*
Equity	*2,683*	*2,796*
Total liabilities and equity	7,898	4,700

1) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

Key Figures in pro forma terms [1)]

in Mio CHF except per share data	2007[1)]	2006[1)]
Group sales	4,366	4,249
Fragrance sales	2,027	1,946
Flavour sales	2,339	2,303
Gross profit	2,057	2,018
as % of sales	*47.1%*	*47.5%*
EBITDA at comparable basis 2) 3)	911	838
as % of sales	*20.9%*	*19.7%*
EBITDA 2)	911	792
as % of sales	*20.9%*	*18.6%*
Operating profit at comparable basis 3)	521	452
as % of sales	*11.9%*	*10.6%*
Operating profit	521	402
as % of sales	*11.9%*	*9.5%*
Net income	236	238
as % of sales	*5.4%*	*5.6%*
Earnings per share (basic)	33.29	33.86

1) Prepared on an adjusted pro forma basis, reflecting the combined activity of Givaudan and Quest International over the periods ended 31 December, excluding one-off expenses incurred in connection with the combination with Quest International, reorganisation charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of 1 January 2006.

2) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

3) Comparable EBITDA and operating profit for 2006 excludes restructuring charges, a one time gain on land disposal and the net cost of the butter flavours litigation case settlement.

Fragrance Division

The Fragrance Division recorded sales of CHF 1,899 million, which represents a growth of 54.9% in local currencies and 55.3% in Swiss francs. In pro forma terms, sales growth was 3.9% in local currencies and 4.2% in Swiss francs. This above-market growth was based on an excellent performance of the Consumer Products business unit in all regions and the strong sales growth of speciality ingredients, while Fine Fragrance sales declined slightly against strong comparables in 2006.

On a pro forma basis, EBITDA increased to CHF 420 million from CHF 351 million, resulting in an improved margin of 20.7% compared to 18.0% last year. On a pro forma comparable basis the EBITDA margin improved to 20.7% from 18.6%.

This positive result was due to the increase in sales, the strong operating performance and the early achievement of the integration savings. In addition to improving the profitability, the fast

and smooth integration process allowed the Division to sustain the business momentum and to establish an improved platform for future profitable growth.

During the year, the Division completed the consolidation of creation, development and commercial activities of Givaudan and former Quest International into single locations in all key markets.
Additional investments are being made to further improve the operational capacity and efficiency in the main creative centres such as the new, state-of-the art consumer products creation centre in East Hanover, USA, and the expansion of the company's European Consumer Products creation facilities in Argenteuil, France. The first phase of the expansion of the Mount Olive, USA, production site was completed.

Flavour Division

The Flavour Division reported sales of CHF 2,233 million, representing a growth of 33.0% in local currencies and 32.4% in Swiss francs. In pro forma terms and excluding the streamlining impact, sales growth was 4.2% in local currencies and 3.9% in Swiss francs. Including this effect, sales growth was 1.8% in local currencies and 1.5% in Swiss francs. The streamlining of commodity ingredients impacted sales by CHF 52 million, which includes the closure of the US-based New Milford site.

All regions recorded good sales growth, demonstrating the Division's focus on building a strong business momentum and expanding its project activity with customers during the integration of Quest International. Sales in Europe showed strong growth, building on previous year's momentum. This was complemented by a double-digit growth in the developing markets of Asia Pacific and a regained momentum in Japan, with all main segments contributing. The Snack, Beverage and Dairy segments benefited from new wins and increased new business participation with key accounts. Demand for health and wellness products increased throughout the year. Givaudan was able to capitalise on this growing consumer demand with several key wins containing new ingredients, specifically targeted for end products marketed with health and wellness attributes.

On a pro forma basis, EBITDA increased to CHF 491 million from CHF 441 million, resulting in an improved margin of 21.0% compared to 19.1% last year. On a pro forma, comparable basis, the EBITDA margin improved to 21.0% from 20.7%.

With the acquisition of Quest International, Givaudan strengthened its position as the clear flavour industry leader. The aggressive integration timetable allowed the division to establish

the new organisation as of June 2007. All Flavour innovation centres were combined in the key markets. This global network allows the development of locally relevant flavours and taste solutions for our customers by leveraging the expanded product and technology portfolio as well as through increased sensory and consumer insights capabilities. New wins in all regions were generated through strong customer focus and the ability to create innovative flavours.

The 2007 annual and financial report is available on Givaudan's internet site http://www.givaudan.com .

This afternoon, 19 February 2008 at 15.00 CET a conference call will be broadcast on Givaudan's internet site http://www.givaudan.com.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

ANNUAL FINANCIAL REPORT 2007

END